

January 10, 2007

via U.S. mail and facsimile

Michael Jacobi
Chief Financial Officer
Ciba Specialty Chemicals Holding Inc.
Klybeckstrasse 141
4002 Basel
Switzerland

> **Re: Ciba Specialty Chemicals Holding Inc.**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed February 1, 2006**
> **File No. 333-56040**

Dear Mr. Jacobi:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Nili Shah at (202) 551-3255, or me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant